[redacted]

14045923

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 25 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68674

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intrepid Investment Bankers LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11755 Wilshire Boulevard, Suite #2200
(No. and Street)

Los Angeles, CA 90025
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eduard Bagdasarian (310) 478-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holthouse, Carlin & Van Trigt
(Name – *if individual, state last, first, middle name*)

11444 W. Olympic Boulevard, 11th Floor Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mr 3/14/14

OATH OR AFFIRMATION

I, Eduard Bagdasarian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intrepid Investment Bankers LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public see attached acknowledgment

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

State of California
County of Los Angeles

On February 18, 2014 (Date) before me, Talin Kalfayan, Notary Public (Here Insert Name and Title of the Officer)

personally appeared Eduard Bagdasarian (Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

TALIN KALFAYAN
Commission # 1920393
Notary Public - California
Los Angeles County
My Comm. Expires Feb 1, 2015

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: [signature] (Signature of Notary Public)

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Audited Annual Report, S.E.C

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
- ☐ Corporate Officer — Title(s): ______
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ______
- ☐ Corporate Officer — Title(s): ______
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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Item #5907

INTREPID INVESTMENT BANKERS LLC

(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2013

INTREPID INVESTMENT BANKERS LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
DECEMBER 31, 2013

TABLE OF CONTENTS

HCVT
CERTIFIED PUBLIC ACCOUNTANTS
HOLTHOUSE CARLIN & VAN TRIGT LLP

Report of Independent Registered Public Accounting Firm

To the Members of
Intrepid Investment Bankers LLC:

We have audited the accompanying statement of financial condition of Intrepid Investment Bankers LLC, a Delaware limited liability company, (the Company) as of December 31, 2013, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Intrepid Investment Bankers LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Holthouse Carlin & Van Trigt LLP

Los Angeles, California
February 20, 2014

11444 W. Olympic Boulevard, 11th Floor, West Los Angeles, CA 90064 • 4550 E. Thousand Oaks Boulevard, Suite 100, Westlake Village, CA 91362
100 Oceangate, Suite 800, Long Beach, CA 90802 • 117 East Colorado Boulevard, 6th Floor, Pasadena, CA 91105
555 Anton Boulevard, Suite 700, Costa Mesa, CA 92626 • 15760 Ventura Boulevard, Suite 1700, Encino, CA 91436
400 W. Ventura Boulevard, Suite 250, Camarillo, CA 93010

INTREPID INVESTMENT BANKERS LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Current assets:	
Cash and cash equivalents	$ 1,300,558
Client receivables	60,000
Total current assets	1,360,558
Property, at cost:	
Computer equipment	150,492
Furniture and office equipment	28,374
Software and website development	54,527
Total property, at cost	233,393
Less: accumulated depreciation	(118,257)
Property, net	115,136
Other assets:	
Deposits	49,827
Total other assets	49,827
Total assets	$ 1,525,521

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 52,858
Accrued compensation	137,855
Current portion of deferred rent	67,912
Total current liabilities	258,625
Deferred rent, net of current portion	279,368
Commitments and contingencies (See notes)	
Members' equity	987,528
Total liabilities and members' equity	$ 1,525,521

See accompanying notes to statement of financial condition and Report of Independent Registered Public Accounting Firm.

INTREPID INVESTMENT BANKERS LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

NOTE 1. ORGANIZATION

Intrepid Investment Bankers LLC (the Company) is a limited liability company organized pursuant to Delaware Limited Liability Company Act. The Company is an investment bank with an emphasis in arranging mergers and acquisitions, raising private institutional capital and providing other financial advisory services. The Company is a licensed broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) under the Securities Exchange Act of 1934.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company uses the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Revenues and expenses are recorded as earned and incurred, respectively.

Operating Agreement

The operating agreement has various provisions that determine, among other things, organizational matters, allocation of profits and losses, distributions to members, loans and guarantees, and the rights and duties of the members.

Cash and Cash Equivalents

Cash and cash equivalents consist of amounts on deposit with major financial institutions and highly liquid investments with original maturities of three months or less.

Client Receivables and Allowance for Doubtful Accounts

Client receivables are client obligations due under normal trade terms. The Company performs continuing credit evaluations on each customer's financial condition and senior management reviews accounts receivable on a monthly basis to determine if any receivable will potentially be uncollectible. The Company includes any client receivable balances that are determined to be uncollectible in the allowance for doubtful accounts. Management determined that an allowance for doubtful accounts was not necessary at December 31, 2013.

Bonuses Payable

The Company records incentive compensation for its employees, which is unpaid at December 31, 2013, as bonuses payable, which are included in accrued compensation in the accompanying statement of financial condition. Accrued bonuses are based on scales established by, and discretionary decisions made by the Company's Board of Directors. All bonuses payable are expected to be paid in 2014.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property

Property is stated at cost. Depreciation expense is calculated on a straight-line basis over the estimated economic useful lives of the assets, which are three to five years.

Income Taxes and Other LLC Fees

The Company is a limited liability company (LLC) treated as a partnership for federal and state income tax purposes and therefore does not incur federal income taxes at the company level. Instead, its earnings and losses are passed through to the members and included in the calculation of the individual members' tax liability.

However, because the Company is an LLC, it is subject to a California fee based on its annual gross receipts. In addition, the Company is required to pay an $800 annual tax to the state of California for the right to conduct business in the state.

The Company has adopted the accounting topic generally accepted in the United States of America for income taxes, which provides guidance for how uncertain income tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company is required to evaluate the income tax positions taken or expected to be taken to determine whether the positions are "more-likely-than-not" to be sustained upon examination by the applicable tax authority. The Company has determined that the application of the accounting topic for income taxes does not impact the operations of the LLC. With few exceptions, the Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2010.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant items subject to such estimates include the accrual of incentive compensation and the collectability of accounts receivable at year-end. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

The Company's cash and cash equivalents are maintained in various bank accounts. The Company may have exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

At December 31, 2013, two clients accounted for 58% and 42%, respectively, of total client receivables. No other client accounted for more than 10% of total client receivables.

NOTE 3. LEASE COMMITMENT

The Company entered into a lease agreement effective February 1, 2012 through September 2017 with initial monthly rental payments of approximately $41,583, escalating annually.

Future annual non-cancelable rental commitments are as follows:

For the years ending December 31,	Cash Payments	Straight-Line Rent Expense	Deferred Rent
2014	$ 524,252	$ 456,340	$ 67,912
2015	539,976	456,340	83,636
2016	556,172	456,340	99,832
2017	428,243	332,343	95,900
Total minimum lease payments	$ 2,048,643	$ 1,701,363	$ 347,280

NOTE 4. 401(k) / PROFIT SHARING PLAN

A 401(k) plan (the Plan) is maintained for the benefit of employees of the Company. The Plan covers all employees who have met certain qualifications. Under the terms of the plan, employees are allowed to contribute up to the maximum allowed. The Company may make discretionary contributions to the plan based on a percentage of the eligible employees' salaries. A safe harbor contribution of $38,867 was made on January 22, 2014, for the plan year ended December 31, 2013 and has been included in accounts payable and accrued expenses in the accompanying statement of financial position (Note 6).

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1.

Summarized net capital information for the Company at December 31, 2013, is as follows:

Net capital	$ 762,565
Required net capital	35,866
Excess net capital	$ 726,699
Ratio of aggregate indebtedness to net capital	0.71 to 1

NOTE 6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 20, 2014, the date on which the financial statement was available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statement, except as disclosed below.

<u>401(k) Safe Harbor Contribution</u>

A safe harbor contribution of $38,867 was made on January 22, 2014, for the plan year ended December 31, 2013 and has been included in accounts payable and accrued expenses in the accompanying statement of financial position (Note 4).